Last update January 22, 2025
Overview of Insider Trading
As an employee, officer, director, consultant, or contractor of Redfin or one of its subsidiaries, you have access to information about Redfin that isn’t available to the public. Some of this information, if it were to become public, could have a big impact on Redfin’s stock price. If you buy, sell, or engage in any other financial transaction involving Redfin stock while you have this type of information, or provide others with this information, you may be engaging in insider trading. Insider trading is illegal and against Redfin’s policy. Penalties for insider trading include getting fired, paying a fine, or spending time in jail.
This Insider Trading Policy explains when you are and aren’t permitted to trade in Redfin’s stock. In addition to Redfin stock, this Insider Trading Policy also applies to trading in stock of other companies if you obtained certain types of information regarding the other companies through your role at Redfin. Please carefully review the whole Insider Trading Policy because you’re ultimately responsible for your own trading. If you have any questions, please email the Redfin Stock Team at stock@redfin.com.
Insider Trading Policy - General Requirements
Who is covered by the Insider Trading Policy?
The Insider Trading Policy covers every employee, officer, director, consultant, and contractor of Redfin, including all of its subsidiaries. We refer to these people as Insiders.
As an Insider, you’re responsible for ensuring that the following people comply with the Insider Trading Policy: (i) people living in the same household as you and (ii) people or entities whose trading is directed by you or subject to your influence or control. If you can’t take a certain action under the Insider Trading Policy, then these people also can’t take the action.
The Compliance Officer may also designate any other person or entity as being covered by the Insider Trading Policy.
Which entities are Redfin’s subsidiaries?
Redfin’s subsidiaries are Bay Equity, Redfin Canada, Redfin Home Services, Redfin Mortgage, RedfinNow, Rent., Title Forward, and Walk Score.

Last update January 22, 2025
What types of transactions are covered by the Insider Trading Policy?
The Insider Trading Policy applies to all “transactions” in every Redfin “security.” Transactions include purchases, sales, gifts, pledges, distributions, hedges, and any other financial transaction involving Redfin stock. We refer to all transactions as “trades” in the Insider Trading Policy. Redfin securities include our publicly traded common stock, options to buy our common stock (i.e., call options), options to sell our common stock (i.e., put options), our convertible senior notes, our convertible preferred stock, and other financial instruments whose value is based on our performance that we or anyone else may issue in the future. We refer to all securities as “stock” in the Insider Trading Policy. If you’re unsure whether you’re trading in Redfin stock, please ask the Redfin Stock Team.
The Insider Trading Policy may also apply to trading in stock of companies other than Redfin. See here for more information.
Trading by the Company
We will not transact in our securities unless in compliance with applicable U.S. securities laws, rules and regulations and applicable Nasdaq listing standards.
Routine Stock Trading
When can I buy or sell Redfin stock?
Redfin's board of directors and operating committee
If you're a member of Redfin's board of directors or operating committee, you must use a 10b5-1 plan to sell Redfin stock. You may also use a 10b5-1 plan to purchase stock but are not required to do so. If you don't use a 10b5-1 plan to purchase stock, then your purchases must (i) be during an open trading window, (ii) be made while you don't have material information about Redfin that has not been publicly disclosed, and (iii) receive pre-approval from the Compliance Officer.
All other employees and contractors
You can buy Redfin stock only (i) during an open trading window and (ii) while you don’t have any material information about Redfin that has not been publicly disclosed.

Last update January 22, 2025
You have two options to sell Redfin stock, but you can't use them simultaneously: (1) use a 10b5-1 plan or (2) sell your stock (i) during an open trading window and (ii) while you don’t have any material information about Redfin that has not been publicly disclosed.
When am I prohibited from trading stock of another company?
You’re prohibited from trading stock of another company if you (i) obtained information about Redfin or the other company through your course of service as a Redfin Insider, (ii) the information is material, and (iii) the information has not been publicly disclosed. For example, you may be involved in a proposed transaction involving a prospective business relationship or transaction with another company. If information about that transaction constitutes material nonpublic information that could impact another company, including a company not involved in the transaction, you could be liable for engaging in transactions involving the securities of such other company (as well as transactions involving Redfin securities, if that information is material to Redfin). It is important to note that “materiality” is different for different companies. Information that is not material to Redfin may be material to another company.
When is a trading window open?
Below are the anticipated upcoming trading windows. Circumstances may arise that cause us to close an open trading window sooner, or extend a closed trading window, for everyone or a select group of people. If we change the trading windows from the dates below, we’ll send an email announcing the change.
Generally, the trading window will open on the second trading day following our quarterly earnings announcement and remain open through the first trading day of the third month of each quarter (i.e., March, June, September, and December).

	From	To
Open Window	February 29, 2024	March 15, 2024
Closed Window	March 16, 2024	May 8, 2024
Open Window	May 9, 2024	June 3, 2024
Closed Window	June 4, 2024	August 7, 2024
Open Window	August 8, 2024	September 3, 2024
Closed Window	September 4, 2024	November 11, 2024
Open Window	November 12, 2024	December 2, 2024
Closed Window	December 3, 2024	February 26, 2025
Open Window	March 3, 2025	March 14, 2025
Closed Window	March 15, 2025	early- May 2025*
*Exact date will be posted approximately two weeks before the quarterly earnings call

Last update January 22, 2025
What information is “material”?
Information is material if a reasonable investor would consider the information important when deciding to buy or sell Redfin stock. Both good news and bad news could be material.
It’s impossible to provide a list of all types of material information. We have included below examples of information that could be material, but this list isn’t exhaustive and simply because information falls within an example doesn’t automatically mean that it’s material.
The Redfin Stock Team will help you analyze whether information is material, but you’re ultimately responsible for concluding whether or not you have material information.
●financial results for a completed period, such as a month, quarter, or year;
●projections of future financial results, including financial guidance for a quarter or year;
●operating metrics, such as the number of monthly average visitors to Redfin’s website and mobile application, the number of real estate transactions, the aggregate home value of real estate transactions, our market share, and the number of lead agents;
●potential mergers or acquisitions involving Redfin or its subsidiaries, or sales of a substantial portion of Redfin’s assets;
●capital markets transactions and announcements of stock dividends, stock splits, or similar transactions;
●significant developments regarding Redfin’s service offerings, strategy, or technology;
●entry into, amendment of, renewal of, or default under a significant line of credit;
●initiation of, and updates to, a significant lawsuit, arbitration, or regulatory proceeding;
●entry into new, or termination of existing, relationships with key vendors or MLSs; and
●changes in senior management.
When has information been “publicly disclosed”?
Generally, information has been publicly disclosed only if it is included in (i) a press release or (ii) a filing with the Securities and Exchange Commission (SEC). Redfin’s press releases are available here and here, and our filings with the SEC are available here.
Sometimes, information becomes available solely through other channels, such as the Redfin blog (including Glenn’s blog), Redfin’s social media channels, speeches or interviews given by our executive team, and social media accounts of our executive team. The Redfin Stock Team will help you assess whether disclosure through these other channels constitutes public disclosure.

Last update January 22, 2025
Special Trading Situations
May I exercise stock options during a closed trading window?
You may exercise stock options during a closed trading window only if you pay the exercise price and any taxes due upon exercise using cash you already have. You may not sell any of the shares received upon exercise during a closed trading window. If, however, you would like to sell some or all of the shares underlying the stock options and use the proceeds to pay the exercise price and any taxes (i.e., a sell-to-cover or a same-day sell), then you can’t exercise during a closed trading window and must follow these guidelines.
May I decrease my ESPP contributions, suspend my ESPP contributions, or withdraw from the ESPP during a closed trading window?
Yes, you may take any of these actions during a closed trading window.
May I transfer Redfin stock as a gift?
If you’re permitted to trade Redfin stock pursuant to these guidelines, then you may gift Redfin stock. If, however, you don’t satisfy the guidelines (e.g., you’d like to make a gift during a closed trading window), then the Compliance Officer may still permit gifts of Redfin stock on a case-by-case basis. Generally, the Compliance Officer will not permit a gift of Redfin stock during a closed window if the recipient of the stock is not subject to this policy.
If you intend to gift Redfin stock, please provide details of the gift to the Redfin Stock Team, including the anticipated date of the gift, the dollar amount or number of shares to be gifted, and the relationship between you and the recipient of the gift. Please notify the Redfin Stock Team as soon as you’re contemplating the gift, so that we can analyze the gift and respond in a timely manner.
May I pledge Redfin stock as collateral for a loan?
If you're required to publicly report your trades in Redfin stock (the Redfin Stock team will let you know if you are!), then you may not pledge Redfin stock as collateral.
For everyone else, you may pledge Redfin stock as collateral only (i) if you’re permitted to trade Redfin stock pursuant to these guidelines, (ii) with the Compliance Officer’s approval and (iii) in

Last update January 22, 2025
accordance with any applicable policy or guidelines of the Company regarding pledging. Generally, the Compliance Officer will not approve a pledge of Redfin stock if the lender (or the person to whom the stock is being pledged) can sell the stock at any time following a default or other breach of the loan.
If you intend to pledge Redfin stock, please provide details of the pledge and the loan to the Redfin Stock Team, including the anticipated date of the pledge / loan, the dollar amount or number of shares to be pledged, and the nature of the pledge / loan. Please also provide a copy of the legal agreement for the pledge. Please notify the Redfin Stock Team as soon as you’re contemplating the pledge, so that we can analyze the pledge and respond in a timely manner.
Pledging Redfin stock as collateral includes obtaining a margin loan or opening a margin account where Redfin stock serves as the collateral.
May I hedge my ownership of Redfin stock?
No. You may not purchase any financial instrument, or otherwise engage in transactions, that hedge or offset, or are designed to hedge or offset, any decrease in the value of Redfin stock that you own. Examples of these instruments include prepaid variable forward contracts, equity swaps, collars, and exchange funds. You should not enter into these instruments or any other instruments that enable you to own Redfin stock without the full risks and rewards of ownership.
Other Important Matters
I have material, non-public information about Redfin or another company. Can I tell other people about this information or give trading advice?
No. If you’re not permitted to trade because you have material, non-public information about Redfin or another company, then you can’t communicate that information or give trading advice to other people. This practice is commonly referred to as “tipping,” and it is illegal and against Redfin’s policies.
Please maintain the confidentiality of material, non-public information to the individuals and teams within Redfin and its advisors that need to know the information.

Last update January 22, 2025
Does the Insider Trading Policy apply after I leave Redfin?
Following the termination of your status as an Insider, you’ll no longer be limited to trading Redfin stock only during open trading windows. However, U.S. securities laws continue to prohibit trading stock of Redfin or another company if you have material, non-public information about Redfin or the other company that was obtained while you were with Redfin. The prohibition against “tipping” material, non-public information to others also continues to apply after you leave Redfin.
I may have violated the Insider Trading Policy or know somebody who may have violated the Insider Trading Policy. What should I do?
Please immediately report the potential violation to the Redfin Stock Team (stock@redfin.com or 206-576-5910). You may also report the potential violation pursuant to Redfin’s Whistleblower and Complaint Policy.
Redfin takes violations of the Insider Trading Policy seriously and may discipline Insiders who violate the Insider Trading Policy, including termination of employment, termination of a consulting arrangement, or removing a director. In determining the discipline, Redfin may take into account any self-reporting of the violation. Redfin may also refer any potential insider trading to the appropriate government agency for civil or criminal proceedings. Redfin will enforce its discipline for violations of the Insider Trading Policy without regards to any civil or criminal proceeding that may also be brought in connection with the violation.
Who’s responsible for interpreting and enforcing the Insider Trading Policy?
Redfin’s Chief Legal Officer serves as the Compliance Officer for the Insider Trading Policy and is responsible for interpreting and enforcing the Insider Trading Policy. If the Chief Legal Officer is unavailable, then Redfin’s Chief Financial Officer will serve as the interim Compliance Officer. The Compliance Officer may, in his or her discretion, grant waivers to any activity prohibited by the Insider Trading Policy if the waiver is in the best interests of Redfin and the company’s stockholders. The Compliance Officer has designated the Redfin Stock Team to assist in the interpretation and enforcement of the Insider Trading Policy.